SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
Streamline Health Solutions Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

86323X106
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Niraj Gupta

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,769,890

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,769,890

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,769,890

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%

12.	TYPE OF REPORTING PERSON

IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of
December 31, 2018.

Item 1(a).	Name of Issuer:
Streamline Health Solutions Inc. (the "Issuer")
Item 1(b).	Address of Issuer’s Principal Executive Offices:
              1175 Peachtree Street NE, 10th Floor
Atlanta, GA 30361

Item 2(a).	Name of Persons Filing:
Niraj Gupta
The shares of Common Stock reported in this Schedule 13G are held by Niraj Gupta directly or through his individual retirement account.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of  Mr. Gupta is:
1350 Avenue of the Americas, 4th Floor
New York, NY 10019

Item 2(c).	Citizenship:
Mr. Gupta is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (“Common Stock”).
Item 2(e).	CUSIP Number:
86323X106

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
Mr. Gupta beneficially owns the 1,769,890 shares of Common Stock reported herein personally or through individual retirement accounts..
(b)	Percent of class:
The 1,769,890 shares of Common Stock beneficially owned by Mr. Gupta represents 8.8% of the  20,127,703 shares of Common Stock outstanding as of November 30, 2018 as reported in the Issuer’s Form 10-Q Quarterly Report filed on December 14, 2018.

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
Mr. Gupta has sole power to vote or to direct the vote of the 1,769,890 shares of Common Stock reported herein.
(ii)	Shared power to vote or to direct the vote
Not applicable.
(iii)	Sole power to dispose or to direct the disposition of
Mr. Gupta has sole power to dispose or direct the disposition of the 1,769,890 shares of Common Stock reported herein.
(iv)	Shared power to dispose or to direct the disposition of
Not applicable.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 14, 2019
/s/ Niraj Gupta Niraj Gupta